Exhibit (e)

Dividend Reinvestment Plan
NB Crossroads Private Markets Access Fund LLC

This Dividend Reinvestment Plan (the “Plan”) provides holders of shares of limited liability company interests (“Shares”) of NB Crossroads Private Markets Access Fund LLC (the “Fund”) enrolled in the Plan (“Participants”) with a convenient method of purchasing additional Shares by automatically reinvesting all or a portion of cash dividends in Shares.  Each holder of Shares (“Shareholder”) is advised as follows:

1.
Enrollment of Participants. A Shareholder automatically enrolls in and participates in the Plan unless such Shareholder elects otherwise.  Shareholders that wish to opt out of the Plan may do so by making a written election to not participate in the Plan on the Shareholder’s subscription or by notifying UMB Fund Services, Inc. (“Administrator”) in writing at 235 West Galena Street, Milwaukee, WI 53212.  Such written notice must be received by the Administrator 90 days prior to the record date of the distribution or the Shareholder will receive such distribution through the Plan.

2.
Plan Administrator. The Administrator acts as administrator of the Plan for each Participant. The Administrator or its delegee will open an account for each Participant under the Plan in the same name as the one in which the Participant’s outstanding Shares are registered on the books of the Fund.  The Fund pays the Administrator’s fees for administrating the Plan.

3.
Distributions. When a Participant's income dividends and/or capital gains distributions (collectively, “Distributions”) are reinvested in additional Shares, the Participant will receive an amount of Shares of the Fund equal to the amount of the Distribution on that Participant’s Shares divided by the net asset value (“NAV”) per Share determined in connection with payment of that Distribution.

4.
Withdrawing from the Plan. A Participant may withdraw from the Plan (i.e., opt-out) at any time by sending written notice to the Administrator at 235 West Galena Street, Milwaukee, WI 53212, who, upon receipt of such notice, will cause the Participant to receive Distributions, if any, in cash. A Participant holding Shares through a financial intermediary (i.e., a Participant whose Shares are registered in the name of a nominee (such as a financial intermediary firm like a bank, broker or other financial services provider)) may elect to receive cash by notifying the financial intermediary (who should be directed to inform the Fund). A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within the period that begins 90 days prior to the record date for a Distribution, the request will be effective only with respect to Distributions after such record date.

5.
Recordkeeping. The Administrator will reflect each Participant’s Shares acquired pursuant to the Plan together with the Shares of other Shareholders of the Fund acquired pursuant to the Plan in non-certificated form. Each Participant will be sent a confirmation by the Administrator of each acquisition made for its account as soon as practicable, but not later than 60 days after the date thereof. Distributions on fractional Shares will be credited to each Participant’s account to three decimal places. Any Share distributions or split Shares distributed by the Fund on Shares held by the Administrator for Participants will be credited to their accounts.

6.
Amendment or Termination of the Plan. The Plan may be amended or terminated by the Fund at any time upon written notice to the Participants.  The Fund reserves the right to suspend or limit at any time the ability of Shareholders to reinvest Distributions, and to require Shareholders to receive all Distributions in cash, or to limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of Distributions.

7.	Taxation: The automatic reinvestment of Distributions will not relieve Participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions.

8.
Correspondence:  All correspondence concerning the Plan should be directed to the Administrator by mail at 235 West Galena Street, Milwaukee, WI 53212, or by calling the Administrator at (844) 448-.4480

The Fund may elect to make non-cash Distributions to its Shareholders.  Such Distributions are not subject to the Plan, and all Shareholders, regardless of whether or not they are Participants in the Plan, will receive such Distributions in additional Shares of the Fund.

Adopted:  October 22, 2020